Pediment Exploration Ltd.                                           -

905 West Pender Street #300, Vancouver, British Columbia, Canada  V6C 1L6

  Telephone: 604-682-4418

  Facsimile: 604-683-8557

  E-mail: investor@pedimentexploration.com

August 28, 2007

Jason Wynn

US Securities and Exchange Commission

Office of Emerging Growth Companies

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-FR Registration Statement

    Pacific Asia China Energy Inc.; SEC file # 0-52208

Dear Mr. Wynn:

You are being sent by US Mail: three highlighted copy of the Company’s Form 20-FR Registration Statement Amendment #1 illustrating the changes, for your use.

The actual Form 20-FR Registration Statement Amendment #1 will be filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-FR text page numbers.

Response to SEC Letter dated 8/10/2007:

Comment  Page  Response

      1         Disclosure updated throughout document to most practicable date.

      2   17    “Capitalization”, Table #5, updated.

                 Wording clarified.

                 Dates for parallel disclosure elsewhere in document standardized.

      3   26     Document revised to clarified that “name changes” followed

                “change of business focus”.

      4   58    Discussion expanded to discuss timeline associated with PODBook ownership and disposition.

      5         “Critical Accounting Policies”

                Irrelevant discussion deleted

      6  39/64   Inappropriate and unclear language deleted and/or revised.

FINANCIAL STATEMENTS

7.  Please reconcile the amount reflected as stock based compensation in your 2005 operating cash flows with the amount presented in your Consolidated Statement of Shareholders’ Equity for that same year.

The amount shown in the Statement of Shareholders’ Equity for stock based compensation totaling $840,413 represents the sum of $669,725 labeled as stock based compensation plus $170,688 labeled as Non-cash financing cost in the statement of cash flows.

8.  It appears you have made changes to the amounts presented in your Consolidated Statement of Cash Flows for fiscal year 2005. Please explain why you have not labeled the presentation as “Restated” and provide the requisite restatement disclosures. Pease also explain why your audit opinion does not make reference to these changes. It is unclear whether your revisions have been audited.

The amounts in cash, net income and net assets of the company did not change; therefore we believe this changed presentation is only a reclassification and not a restatement. Accordingly, the statements were not labeled “restated” and the audit opinion remained unchanged.

9.  We note your response to our prior comment number 44. It appears you have modified your U.S. GAAP financial statements to account for an adjustment to resource expenditures. Please explain why you have not indicated that the amounts have been restated and provide the restatement disclosures required by SFAS 154.

We have added a paragraph in the US vs. Can GAAP differences to explain the restatement under US GAAP as required under SFAS 154. This also includes changes resulting from comment No 10 below.

10.  Please revise your disclosure to clarify how you account for mineral interest acquisition costs under US GAAP. Please refer t EITF 04-02 for US GAAP which indicates that these costs are tangible assets. Please contact us at your earliest convenience to discuss.

We have restated our US vs. Can GAAP note to the financial statements to capitalize, under US GAAP, all costs of acquisition of our mineral properties to account for them as tangible assets as required under EITF 04-02.

EXHIBITS

     11         The inadvertently omitted exhibit filed with new amendment.

                Discussion of obligations under contract updated.

ENGINEERING COMMENTS

     12         Disclosure added to website, “Investor” page.

     13         Disclosure adder to website, “Investor” page.

This website contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms on this website and in our press releases, such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-FR, File No. 000-52509, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Thank you.

Sincerely,

PEDIMENT EXPLORATION LTD.

Gary Freeman

Gary Freeman

President and Director

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